HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

**FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION REQUIRED BY THE SECURITIES
AND EXCHANGE COMMISSION**

December 31, 2025

HOME FINANCIAL SERVICES, INC.

**FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION**

December 31, 2025

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Home Financial Services, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___507 Market Street___
(No. and Street)

___Knoxville___	___Tennessee___	___37902___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Pennye Wilkerson___	___865-541-6862___	Pennye.Wilkerson@homefederaltn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Coulter & Justus, P.C.___
(Name – if individual, state last, first, and middle name)

___9717 Cogdill Rd, Ste 201___	___Knoxville___	___TN___	___37932___
(Address)	(City)	(State)	(Zip Code)

___10/20/2003___	___430___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2

OATH OR AFFIRMATION

I, Pennye Wilkerson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Home Financial Services, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY D. SHELTON STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Signature: Pennye Wilkerson

Title: Assistant Vice-President and Secretary

Kimberly D. Shelton
Notary Public Commission expires 01/15/2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

9717 Cogdill Road
Suite 201
Knoxville, TN 37932

C&J COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. (the Company), as of December 31, 2025, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



COULTER & JUSTUS, P.C.

Shareholder and Board of Directors
Home Financial Services, Inc.

Supplemental Information

The supplemental information included in Schedules I, II, III, and IV (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Home Financial Services, Inc.'s auditor since 2014.

Coulter & Justus P.C.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 18, 2026

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	4,657,416
Cash Segregated Under Federal and Other Regulations		306,332
Marketable Securities Owned, at Fair Value		7,671,575
Accrued Interest Receivable		35,928
TOTAL ASSETS	$	12,671,251

LIABILITIES AND EQUITY

LIABILITIES

Payable to Parent Company	$	81,300
Accrued Liabilities		19,875
Total Liabilities		101,175

SHAREHOLDER'S EQUITY

Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares	200,000
Additional Paid-in Capital	800,000
Retained Earnings	11,570,076
Total Shareholder's Equity	12,570,076

TOTAL LIABILITIES AND EQUITY	$	12,671,251

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUE		
Commissions Revenue	$	661,117
Interest		272,229
Total Revenue		933,346
EXPENSES		
Employee Compensation and Benefits		295,549
Communication and Data Processing		68,237
Occupancy and Equipment		38,164
Other Operating Costs		69,090
Total Expenses		471,040
INCOME BEFORE INCOME TAXES		462,306
INCOME TAXES		(81,300)
NET INCOME	$	381,006

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2025	$ 200,000	$ 800,000	$ 11,189,070	$ 12,189,070
Net Income	0	0	381,006	381,006
BALANCES, DECEMBER 31, 2025	$ 200,000	$ 800,000	$ 11,570,076	$ 12,570,076

HOME FINANCIAL SERVICES, INC.

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

For the Year Ended December 31, 2025

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income $ 381,006

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:

(Increase) Decrease in Marketable Securities Owned	(72,324)
(Increase) Decrease in Accrued Interest Receivable	27,445
Increase (Decrease) in Accrued Liabilities	124
Increase (Decrease) in Payable to Parent Company	(2,500)
Total Adjustments	(47,255)
Net Cash Provided by Operating Activities	333,751

CASH AND SEGREGATED CASH, AT BEGINNING OF YEAR   4,629,997

CASH AND SEGREGATED CASH, AT END OF YEAR $ 4,963,748

Reconciliation of Cash and Segregated Cash, at end of year:

Cash	$ 4,657,416
Cash Segregated Under Federal and Other Regulations	306,332
Cash and Segregated Cash, at end of year	$ 4,963,748

Supplemental Disclosures of Cash Flow Information:
Cash Paid During the Year for:

Income Taxes $ 83,800

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), operates through its one office in Knoxville, Tennessee and is a general investor and broker primarily for Home Federal and its customers. In 2025, the Company earned approximately 14% of revenue from transactions with one customer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary investment products are U.S. Government and Federal Agency Securities, and Obligations of States and Political Subdivisions. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to estimation are the fair values of securities owned.

Revenue Recognition for Security Transactions – Revenue from customers' security transactions is recorded on a trade date basis.

The revenue and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure; and whether constraints or variable consideration should be applied due to uncertain future events.

Marketable and Investment Securities - Securities owned are classified as trading securities, recorded at fair value, with unrealized gains and losses in value charged to earnings. Realized gains and losses on the sales of trading securities are recognized on a specific identification basis. See Note 12 for more information.

Net Receivable (Payable) from Unsettled Regular Way Trades – Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes - The Company files a consolidated federal income tax return with Home Federal. Federal and state income taxes have been provided for at the maximum statutory rate for each taxing authority. As required by GAAP, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Evaluation of Subsequent Events - The Company's management has evaluated subsequent events through February 18, 2026, which is the date the financial statements were available to be issued.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $306,332 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and marketable securities owned. The Company maintains cash on deposit with Home Federal and one other financial institution. Cash deposits at Home Federal Bank in excess of FDIC limits were approximately $4.2 million as of December 31, 2025. Additionally, marketable securities owned are subject to market fluctuations and could ultimately result in a loss of value.

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of the following at December 31, 2025:

U.S. Government and Federal Agency Securities	$ 5,180,941
Obligations of States and Political Subdivisions	2,490,634
	$ 7,671,575

Unrealized losses of $7,971 are included in net income for marketable securities held at the end of the year.

NOTE 5 - SHORT-TERM BANK LOAN - RELATED PARTY

The Company has an unsecured $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2025, the Company had no outstanding balance on the line of credit.

NOTE 6 – RELATED PARTY COST SHARING ARRANGEMENT

The Company has a cost sharing arrangement with Home Federal. As part of this arrangement, the Company will pay Home Federal for certain occupancy related costs, salaries, supplies, and other overhead costs allocated to the Company. Expenses incurred under the cost sharing arrangement totaled $295,549 for employee compensation and benefits and $10,704 for occupancy costs in 2025.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $7,595,977 as of December 31, 2025, which was $7,345,977 in excess of its required net capital of $250,000. Its ratio of indebtedness to such capital was 0.013 to 1 as of December 31, 2025.

NOTE 8 - INCOME TAXES

The Company files a consolidated federal income tax return with Home Federal, its Parent, in the U.S. federal jurisdiction and a combined state income tax return with the state of Tennessee. Federal and state income taxes are calculated as if the Company filed separate income tax returns. Payable to Parent Company on the statement of financial condition is for income taxes paid for the Company by the Parent. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2021. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2025.

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

	Amount	Percent of Pretax Income
At "Expected" Tax Rate	$ 97,084	21.0%
Nontaxable Interest on Municipal Bonds	(15,901)	-3.4%
State Income Tax and Other, Net	117	0.0%
	$ 81,300	17.5%

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company's employees participate in two retirement plans which are sponsored by Home Federal. The plans are summarized as follows:

Profit Sharing Plan - The Plan complies with the regulations of the Tax Equity and Financial Responsibility Act, Code Section 401(k). Employees may contribute from 3%-50% of their salary to the Plan. The Company may make a matching contribution for those who participate. The Plan also allows for discretionary contributions by the Company as determined annually by the board of directors of Home Federal. The Company's share of the profit-sharing plan expense for the year ended December 31, 2025 was $17,803.

Pension Plan - Substantially all employees of the Company are allowed to participate in a noncontributory defined benefit pension plan through its parent company, Home Federal. The Plan calls for benefits to be paid to all eligible employees at retirement based primarily upon years of service and compensation paid. Plan assets consist primarily of U.S. Government and Federal Agency Securities, Corporate Debt Securities, and Mutual Funds. Home Federal is the plan sponsor and as such, all rights and obligations are the responsibility of Home Federal including funding the plan and all future benefit payments. Home Federal allocates a portion of the Plan's expenses to the Company. The Company's cost-sharing portion of the pension plan expense for the year ended December 31, 2025, was $26,929.

The pension plan was amended in August 2016 to no longer allow new participants to enter the plan who have not completed their first hour of service prior to July 1, 2016. Participants already in the plan will continue to accrue benefits.

NOTE 10 - FAIR VALUE DISCLOSURES

Marketable securities are recorded at fair value on a recurring basis. Fair value measurement for these securities is based upon quoted prices of like or similar securities, utilizing Level 2 inputs. Level 2 inputs, as defined under GAAP, include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. These measurements are based upon observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the securities' terms and conditions, among other things.

Assets Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets measured at fair value:

| | December 31, 2025 | | | |
| | | Fair Value Measurements Using | | |
	Carrying Amount in the Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury and U.S. Government Agency Securities	$ 5,180,941	$ 0	$ 5,180,941	$ 0
Obligations of States and Political Subdivisions	2,490,634	0	2,490,634	0
Marketable Securities	$ 7,671,575	$ 0	$ 7,671,575	$ 0

NOTE 11 - CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which could have an adverse effect on the Company. Currently, management is not aware of any such conditions.

NOTE 12 – CUSTOMER CONTRACT AND PRINCIPAL TRANSACTION REVENUES

The Company earns revenues from customers by executing, settling and clearing transactions with clients. Trade execution and clearing services represent a single performance obligation as the services are not separately identifiable in the context of the contract.   Revenues from these services is recognized at a point in time on trade date when the performance obligation is satisfied. Transaction price is determined based upon the agreed upon selling price of the securities between the Company and the client on the trade date when the contract is initiated. Net revenue from investments is the difference between the acquisition price, adjusted for fair market value, and the price the security was sold to the customer. Payment is received on the settlement date upon completion of performance obligation. All revenue from contracts with customers is recognized on the trade date. At the time revenue is recognized from contracts with customers, there is no uncertainty about the nature, amount, or timing of revenues and cash flows. Any failure-to-receive or failure-to-deliver the security or payment is a warranty and the Company may recognize a liability to remedy any failures to perform. There is not a separate performance obligation for the warranty.

Revenue from Contracts with Customers	$	672,973
Unrealized Loss on Marketable Securities		(11,856)
Total Commissions Revenue	$	661,117

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2025 are as follows:

U.S. Government and Federal Agency Securities	$	228,102
Obligations of States and Political Subdivisions		433,015
Total Commissions Revenue	$	661,117

NOTE 13 – SOFTWARE HOSTING AND SERVICES COMMITMENTS

The Company has licensed access to hosted software and data storage under a software hosting and services arrangement. Application service provider (ASP) and transactional fee expense totaled $68,237 during 2025. The Company also has a month-to-month license for market access software. Total expense for the market access software license was $27,460 in 2025. A summary of minimum ASP fees under the software hosting and services arrangement is as follows as of December 31:

2026	$	65,000
2027		68,250

NOTE 14 – SEGMENT REPORTING

The Company operates as a single reportable segment, providing securities brokerage and related services to clients. The Company's services primarily include the execution of securities transactions.

The Company's chief operating decision maker (CODM), who is the President, evaluates financial performance and allocates resources on the company as a whole. The CODM assesses performance using net income as the primary measure of profitability. Accordingly, the Company has determined that it operates in one operating and reportable segment under Financial Accounting Standards Board Accounting Standards Codification Topic 280, Segment Reporting.

Because the Company operates as a single reportable segment, no separate segment financial information has been presented.

Substantially all of the Company's revenues are located in the United States. The Company does not have any long-lived assets.

For additional information regarding the disaggregation of revenues, see Note 12.

For additional information regarding the customer concentrations, see Note 1.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2025

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	12,570,076
DEDUCTION - NON ALLOWABLE ASSETS		(4,374,852)
NET CAPITAL BEFORE HAIRCUTS		8,195,224
HAIRCUTS ON SECURITIES		(599,247)
NET CAPITAL		7,595,977

PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	7,345,977

AGGREGATE INDEBTEDNESS LIABILITIES:

Payable to Parent Company	$	81,300
Accrued Expenses		19,875
Short-Term Bank Loan		0
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	101,175
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		1.33%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2025

CREDIT BALANCES

Customers' Securities Failed to Receive	$	0
Customers' Deposits		0

DEBIT BALANCES

Customers' Securities Failed to Deliver	0

RESERVE COMPUTATION

Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0

BALANCE IN SPECIAL RESERVE BANK ACCOUNT   306,332

REQUIRED DEPOSIT (SEE SCHEDULE I) $ 0

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2025

1.

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. $ _____ 0

  A. Number of items $ _____ 0

2.

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ _____ 0

  A. Number of items $ _____ 0

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION**

As of December 31, 2025

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 12,570,076	$ 12,570,076	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 12,570,076	$ 12,570,076	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	12,570,076	12,570,076	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(4,374,852)	(4,374,852)	0
NET CAPITAL BEFORE HAIRCUTS	8,195,224	8,195,224	0
HAIRCUTS ON SECURITIES	(599,247)	(599,247)	0
NET CAPITAL	$ 7,595,977	$ 7,595,977	$ 0



9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Examination Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have examined Home Financial Services, Inc.'s (the Company) statements, included in the accompanying Home Financial Services, Inc.'s Compliance Report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2025; (2) the Company's internal control over compliance was effective as of December 31, 2025; (3) the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2025 and (4) the information used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2231 of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; the Company complied with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) as of December 31, 2025 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Home Financial Services, Inc.'s statements referred to above are fairly stated, in all material respects.

Coulter & Justus P.C.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 18, 2026



HOME FINANCIAL SERVICES, INC.

507 Market Street | Knoxville, Tennessee 37902-2108

Home Financial Services, Inc.'s Compliance Report

Home Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2025;

3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year December 31, 2025;

4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025; and

5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and §240.15c3-3(e) was derived from the books and records of the Company.

We, Mitchell Kincer and Pennye Wilkerson, swear (or affirm) that, to the best of our knowledge and belief this Compliance Report is true and correct.

By: ______________________
President, Home Financial Services, Inc.

By: Pennye Wilkerson
Compliance Officer, Home Financial Services, Inc.



9717 Cogdill Road
Suite 201
Knoxville, TN 37932

COULTER & JUSTUS, P.C.

phone: (865) 637-4161
fax: (865) 524-2952
web: cj-pc.com

Agreed-upon Procedures Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Home Financial Services, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

 COULTER & JUSTUS, P.C.

Shareholder and Board of Directors
Home Financial Services, Inc.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Coulter & Justus P.C.

Coulter & Justus, P.C.

Knoxville, Tennessee
February 18, 2026

SIPC-7
37 REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	SEC No.
HOME FINANCIAL SERVICES INC	8-31049

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 933,345.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 933,345.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 0.00

SIPC-7
37 REV 0722

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 933,345.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 1,400.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A	$ 738.00

11
a Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) $ 0.00
b Any other overpayments applied $ 0.00
c All payments applied for 2025 SIPC-6 and 6A(s) $ 738.00
d Add lines 11a through 11c $ 738.00

12	**LESSER** of line 10 or 11d.	$ 738.00

13
a Amount from line 8 $ 1,400.00
b Amount from line 9 $ 0.00
c Amount from line 12 $ 738.00
d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. $ 662.00

14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 662.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-31049	*Designated Examining Authority* DEA: FINRA	*FYE* 2025	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	HOME FINANCIAL SERVICES INC 507 MARKET ST KNOXVILLE, TN 37902 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HOME FINANCIAL SERVICES INC	PENNYE JUNE WILKERSON
(Name of SIPC Member)	(Authorized Signatory)
1/13/2026	pennye.wilkerson@homefederaltn.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.